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Martin H. Dozier	Direct Dial: (404) 881-4932	Email: martin.dozier@alston.com

December 7, 2016

Via EDGAR

Mr. James O’Connor, Esq.

Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Re:	Terra Income Fund 6, Inc. (File No. 333-202399) Post-Effective Amendment No. 4: Request for Selective Review

Dear Mr. O’Connor:

We represent Terra Income Fund 6, Inc., a Maryland corporation (the “Company”). In accordance with the terms and provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Company filed today via EDGAR Post-Effective Amendment No. 4, along with exhibits thereto (“Amendment No. 4”), to the Company’s registration statement on Form N-2 (as amended and supplemented, the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2015.

On behalf of the Company, we hereby respectfully request that the staff (the “Staff”) of the Commission afford Amendment No. 4 selective review in accordance with Securities Act Release No. 6510, IC-13768, Revised Procedures for Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies (February 15, 1984). Amendment No. 4 contains no material changes from the disclosure included in the Registration Statement, as most recently amended by Post-Effective Amendment No. 3 thereto (“Amendment No. 3”), which was subject to review and comment by the Commission and was declared effective on April 27, 2016, except for the following: (i) the inclusion of updated financial statements of the Company pursuant to Section 10(a)(3) of the Securities Act; (ii) revisions reflecting certain material developments relating to the Company since April 27, 2016 effective date of the Registration Statement, as amended by Amendment No. 3, including updates relating to the investment portfolio and fundraising efforts of the Company; and (iii) stylistic, editorial and updating changes.

To facilitate your review, we will deliver to you under separate cover two as-filed courtesy copies of Amendment No. 4, including one marked to show changes against Amendment No. 3. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

/s/ Martin H. Dozier

Martin H. Dozier

cc:	Bruce D. Batkin, Chief Executive Officer, Terra Income Fund 6, Inc. Gregory M. Pinkus, Chief Financial Officer, Terra Income Fund 6, Inc. Rosemarie A. Thurston, Alston & Bird LLP

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